CGI Group Inc. Quarterly Report 3

For the third quarter ended June 30, 2005

www.cgi.com

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process outsourcing services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$3.1 billion) and at June 30, 2005, CGI’s order backlog was CDN$12.9 billion. CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Stock Exchanges

Toronto : GIB.SV.A	New York : GIB

Shares Outstanding (June 30, 2005)

401,313,773 Class A subordinate shares*	33,772,168 Class B shares

*This includes 3,036,900 shares bought for cancellation.

Third Quarter Fiscal 2005 Trading History

Toronto	(CDN$)	New York	(US$)
Open :	$7.65	Open :	$6.31
High :	$7.72	High :	$6.39
Low :	$6.90	Low :	$5.36
Close :	$7.36	Close :	$6.03
Average Daily Trading Volume :	642,498	Average Daily Trading Volume:	30,456

Transfer Agent

Computershare Trust Company of Canada

1 800 564-6253

Investor Relations

Jane Watson Vice-President, Investor Relations Telephone : (416) 945-3616 jane.watson@cgi.com	Ronald White Director, Investor Relations Telephone : (514) 841-3230 ronald.white@cgi.com

CGI GROUP INC.	1

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

July 27, 2005

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto for the three and nine months ended June 30, 2005 and 2004, and with the Management Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) in the fiscal 2004 annual report, including the section on risks and uncertainties. The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the United States (“US GAAP”), and a reconciliation of our earnings with US GAAP is provided in Note 11 of the Notes to the Consolidated Financial Statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI Group Inc.’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Non-GAAP Measures

The Company reports its financial results in accordance with GAAP. However, in this MD&A we also use certain non-GAAP performance measures which include: Adjusted earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“Adjusted EBIT”) and net earnings from continuing operations before amortization of finite-life intangibles (“cash net earnings”).

Our management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of the Company’s performance. These non-GAAP financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

CGI GROUP INC.	2

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

Adjusted EBIT is used by our management as a measurement of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective, exclusive of the costs to finance our activities and exclusive of income taxes, neither of which are directly relevant to the operations.

Cash net earnings is used as management believes that this measure provides better visibility of our ability to generate cash from our assets.

Amortization of finite-life intangibles is a non-cash item that relates mainly to the estimated value of internal software, business solutions and customer relationships gained through acquisitions and new outsourcing contracts.

About our Business

Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services (“BPS”) to clients worldwide, utilizing a highly customized, cost efficient delivery model. As per the Company’s delivery model, work may be carried out onsite at client premises, or through one of our centers of excellence located in Canada, the US, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as follows:

•

Consulting—We act as a trusted advisor to our clients, offering a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration—We integrate and customize leading technologies and software applications to create IT systems that respond to clients’ strategic needs.
•

Management of IT and business functions (outsourcing)—Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients’ operations. We also integrate the clients’ operations to our technology network. Finally, we hire clients’ IT and specialized professionals enabling clients to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; facilities management (data centers, call centers, network and desktop services); business processing for the financial services sector, as well as payroll services, document management and finance and administration services. Outsourcing contracts, which typically last from five to 10 years and are renewable, provide revenue visibility and support our performance stability.

Our operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services and business process services. The focus of these LOBs is as follows:

•

The IT services LOB provides a full range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States, Europe and Asia Pacific. Our professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of our offshore and nearshore delivery model.

CGI GROUP INC.	3

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

•	Services provided by the BPS LOB include business processing for the financial services sector, as well as payroll services, document management and finance and administration services.

Competitive Environment

We operate in a competitive and rapidly evolving global industry and compete with a variety of organizations that offer some or all of the services we provide. While the market is highly fragmented, there are several large global players and regional or niche players that we compete with most often, when not engaged in sole source negotiations with potential clients. The mix of competitors varies somewhat according to the type of services provided and geographic markets served.

There are many factors in winning and retaining IT and business process services contracts. These include a service provider’s total cost of services, its ability to deliver, track record, vertical sector expertise, investment in business solutions, local presence, global delivery capability, and the strength of the client-provider relationship. We believe that we compare favourably based on these factors. Our value proposition includes our end-to-end IT and business process services capability, our expertise in five industry sectors, our global delivery model which includes the industry’s leading nearshore services delivery capability, our disciplined management foundation, and our client focus which is supported by our metro markets business model. We have built critical mass in our three main markets – Canada, the US and Europe – which positions us to win large contracts.

We compete with other end-to-end IT and business process services players as well as with some specialized players. Our focus is on higher-end systems integration, consulting and outsourcing business where industry expertise is required. We are cost competitive in part through our global delivery model which provides clients with a blend of homeshore, nearshore and offshore delivery which meets their strategic and cost requirements.

There are factors causing quarterly variances which may not be reflective of the company’s future performance. First, there is seasonality in systems integration and consulting (“SI&C”) work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from continuing operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements of various tax credits as well as the payment of our profit sharing plan to members.

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenues in foreign currencies increases. CGI’s earnings benefit from a significant natural hedge against currency fluctuations as revenues in jurisdictions outside of Canada, notably the US, are partially offset by costs incurred in those jurisdictions.

CGI GROUP INC.	4

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

Overview of the Quarter

In the quarter, revenue increased by 11.0% compared with the same quarter a year ago and 25.2% for the first nine-month period, with external growth reflecting the acquisition of AMS in May 2004, and an increase in internal growth. Revenue was ahead in all three geographies – Canada, the US and Europe and Asia Pacific. In the third quarter, we achieved $1,025.0 million in new contract wins, extensions and renewals. The adjusted EBIT margin improved to 9.5% for the quarter, from 8.9% a year ago. Cash provided by operating activities increased 174.7% to $188.5 million from the third quarter of the previous year, and for the first nine months of the year totalled $357.9 million. We strengthened our balance sheet, reducing debt by $90 million, including the paydown of most of the debt drawn as part of the AMS acquisition. We concluded the quarter in a stronger financial position than prior to the AMS acquisition, with $212.0 million of cash and cash equivalents and net debt to total capitalization ratio of 1.8%, among the strongest in the industry. During the quarter, we bought back 3,036,900 Class A shares for cancellation under the terms of the normal course issuer bid which we announced on February 1, 2005.

New Contracts and Renewals

During the quarter, we secured contract bookings that included new contracts, extensions and renewals of $1,025.0 million. Contracts that we announced included:

•

On May 25, the extension of our relationship with Los Angeles County, the largest county in the US, via a five-year US$33 million renewal and upgrade contract for the Advantage 3™ financial management solution. This supplemented a previous agreement, which included the implementation of the County’s core financial system. Los Angeles County has been a CGI-AMS client since 1986.

•

On June 1, a two-year contract renewal to administer multi-family housing contracts throughout the state of Ohio for the US Department of Housing and Urban Development (HUD). The two-year renewal is valued at over US$22 million.

•

On June 6, the signing of a 10-year, end-to-end IT outsourcing contract with Uni-Select Inc., a leading distributor of aftermarket auto parts in North America, valued at CDN$35 million. As part of the contract, CGI will manage all infrastructure support, applications support and special IT projects.

•

On June 13, the selection of AMS Advantage 3™ by the Commonwealth of Kentucky, adding another state government to a growing list of public sector clients implementing this Enterprise Resource Planning solution.

•

On June 29, the signing of a US$14.5 million contract with the Centers for Medicare & Medicaid Services (CMS) to be the prime contractor to develop and support its Payment Reconciliation System. CMS is the federal agency within the U.S. Department of Health and Human Services responsible for the Medicare, Medicaid and the State Children’s Health Insurance Program programs.

•

On June 30, we signed a US$166 million contract with John Hancock that was effective July 1, 2005. We will be responsible for infrastructure management services including mainframe and mid-range equipment, data storage and recovery, document management as well as professional services to transform the delivery platforms.

Share Buy Back Activity

Under the terms of the normal course issuer bid announced February 1, 2005, during the third quarter CGI bought back 3,036,900 Class A subordinate shares at an average market price of $7.01 plus commission for an aggregate consideration of $21,352,076. The issuer bid enables CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 27,834,417 Class A subordinate

CGI GROUP INC.	5

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

shares for cancellation, by February 2, 2006. This brings the total of Class A subordinate shares repurchased in the first nine months of the year to 9,902,900.

Guidance and Outlook

Fiscal 2005 Guidance

CGI expects to achieve approximately 17% growth in revenue and net earnings from continuing operations in fiscal 2005. This represents a slight decrease from previous guidance, due to the timing of the closing of new large outsourcing contracts and to the timing of the revenue ramp up of recently announced outsourcing contracts.

Key Performance Indicators

In the following sections, we provide a thorough update on numerous key performance indicators that are continuously monitored and evaluated by the company.

Bookings and Backlog

	3 months ended June 30, 2005	3 months ended June 30, 2004	9 months ended June 30, 2005	9 months ended June 30, 2004

(in millions of Canadian dollars)	$	$		$
Bookings	1,025	1,179	2,907	2,333
Backlog	12,934	13,217	12,934	13,217

At June 30, 2005, our backlog of signed contracts for work that had yet to be delivered was $12.9 billion, with an average duration of 6.9 years. Our backlog, which provides good revenue visibility, includes $1,025.0 million in new contract wins, extensions and renewals signed in the current quarter of fiscal 2005, and fluctuations to existing contracts. This is offset by the backlog consumed during the quarter as a result of client work performed.

Results of Operations

With this quarterly MD&A, we have begun providing analysis of year-to-date results compared with the previous year for key financial statement line items, in addition to providing year-over-year comparisons for the current quarter. Sequential changes will be explained as required, when they result from material developments. We have also streamlined the MD&A to cover in the same section all components of any given line item, and have expanded explanations in some sections, including the Liquidity and Capital Resources section. Our objective is to provide a more comprehensive and useful disclosure document that meets investor expectations and regulatory requirements, in a streamlined format that minimizes repetition.

CGI GROUP INC.	6

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

Financial Review

	3 months ended June 30, 2005	3 months ended June 30, 2004	Change	9 months ended June 30, 2005	9 months ended June 30, 2004	Change

(in '000 of Canadian dollars)	$	$	%	$	$	%
Revenue	951,180	856,853	11.0	2,821,877	2,253,020	25.2
Costs of services, selling and administrative expenses	811,310	731,694	10.9	2,413,845	1,899,474	27.1
Research	5,788	5,775	0.2	16,525	19,395	-14.8
Amortization	54,909	42,814	28.3	145,789	107,944	35.1
Sale of right	(11,000)	-	-	(11,000)	-	-

Adjusted EBIT[1]	90,173	76,570	17.8	256,718	226,207	13.5
Adjusted EBIT margin[1]	9.5%	8.9%		9.1%	10.0%
Interest	3,729	3,740	-0.3	13,561	7,147	89.7
Gain on sale of investment in an entity subject to significant influence	-	-	-	(4,216)	-	-
Entity subject to significant influence	-	(223)	-	(321)	(476)	-32.6
Income taxes	29,823	29,083	2.5	84,411	87,011	-3.0

Net earnings from continuing operations	56,621	43,970	28.8	163,283	132,525	23.2
Net earnings from continuing operations margin	6.0%	5.1%		5.8%	5.9%
Basic and diluted earnings per share from continuing operations	0.13	0.10		0.37	0.32
Net earnings from discontinued operations	1,138	8,989	-87.3	(2,587)	8,607	-
Basic and diluted earnings per share from discontinued operations	-	0.02		(0.01)	0.02

Net earnings	57,759	52,959	9.1	160,696	141,132	13.9
Net earnings margin	6.1%	6.2%		5.7%	6.3%
Basic and diluted earnings per share	0.13	0.12		0.36	0.34
Net earnings - US GAAP	62,514	60,682	3.0	176,235	159,886	10.2
Basic and diluted earnings per share - US GAAP	0.14	0.14		0.40	0.39

1: Please refer to section “Adjusted EBIT” for the reconciliation of this item to its closest GAAP measurement.

CGI GROUP INC.	7

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

Revenue

	3 months ended June 30, 2005	3 months ended June 30, 2004	Change	9 months ended June 30, 2005	9 months ended June 30, 2004	Change

(in '000 of Canadian dollars)	$	$	%	$	$	%
LINE OF BUSINESS
IT services	825,051	734,792	12.3	2,447,507	1,896,015	29.1
BPS	126,129	122,061	3.3	374,370	357,005	4.9

Total revenue	951,180	856,853	11.0	2,821,877	2,253,020	25.2

CLIENT GEOGRAPHY
Canada	589,083	548,064	7.5	1,730,852	1,663,467	4.1
US	291,588	262,430	11.1	876,428	484,938	80.7
Europe and Asia Pacific	70,509	46,359	52.1	214,597	104,615	105.1

Total revenue	951,180	856,853	11.0	2,821,877	2,253,020	25.2

CONTRACT TYPES
Outsourcing	523,180	491,887	6.4	1,548,570	1,474,342	5.0
IT	402,702	383,850	4.9	1,200,447	1,142,094	5.1
BPO	120,479	108,037	11.5	348,123	332,248	4.8
Systems integration and consulting	427,999	364,966	17.3	1,273,307	778,678	63.5

Total revenue	951,180	856,853	11.0	2,821,877	2,253,020	25.2

TARGETED VERTICALS
Financial services	318,323	296,171	7.5	980,535	873,878	12.2
Government and healthcare	279,385	220,953	26.4	806,481	449,073	79.6
Telecommunications and utilities	214,368	210,097	2.0	631,849	534,369	18.2
Retail and distribution	77,656	80,065	-3.0	232,985	245,478	-5.1
Manufacturing	61,448	49,567	24.0	170,027	150,222	13.2

Total revenue	951,180	856,853	11.0	2,821,877	2,253,020	25.2

Revenue in the third quarter was $951.2 million compared with $856.9 million reported in the same quarter of 2004.

On a constant dollar basis, year-over-year growth was 14.6% ($124.9 million), and consisted of external growth of 10.0% ($85.3 million) and internal growth of 4.6% ($39.6 million). The fluctuations of foreign currencies against the Canadian dollar represented a -3.6% ($30.5 million) impact on revenues.

CGI GROUP INC.	8

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

For the first nine months of fiscal 2005, revenue was $2,821.9 million. On a constant dollar basis, this represented an increase of 28.7% ($646.7 million) over revenue reported for the first nine months of fiscal 2004. The year-over-year increase consisted of external growth of 25.1% ($564.6 million) and internal growth of 3.6% ($82.1 million), partially offset by foreign currency fluctuations which impacted total growth by -3.5% ($77.8 million).

Revenue distribution for the quarter

Contract Types	Client Geography	Targeted Verticals

A. Outsourcing 55% i) IT 42% ii) BPS 13% B. Systems integration and consulting 45%	A. Canada 62% B. US 31% C. Europe and Asia Pacific 7%	A. Financial services 34% B. Government and healthcare 29% C. Telecommunications and utilities 23% D. Retail and distribution 8% E. Manufacturing 6%

Revenue by Line of Business

We have two LOBs, reflecting the global delivery approach that we take in providing IT services to our clients. We manage our operations, evaluate each LOB’s performance and report segmented information according to this approach. (See Note 8 of the Notes to the Consolidated Financial Statements for the three and nine-month periods ended June 30, 2005).

In the latest quarter, revenue from the delivery of IT services was up 16.0% ($117.3 million) over last year’s third quarter on a constant dollar basis, reflecting external growth of 11.4% ($83.7 million) and internal growth of 4.6% ($33.6 million). This growth was partially offset by the fluctuations of foreign currencies against the Canadian dollar, which had a negative impact on revenue of 3.7% ($27.1 million). External growth resulted mainly from the acquisition of AMS in May 2004 and AGTI Consulting Services Inc. (“AGTI”) in December 2004 while internal growth came from new SI&C and outsourcing contracts.

CGI GROUP INC.	9

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

For the first nine months of the current fiscal year, revenue on a constant dollar basis increased 32.7% ($619.8 million) compared with last year. External growth was 29.2% ($553.3 million), reflecting mostly the acquisitions of AMS in May 2004 and AGTI in December 2004. Internal growth of 3.5% ($66.5 million) was primarily a function of new outsourcing and systems integration and consulting contracts. The foreign currency fluctuations had a 3.6% ($68.3 million) negative impact on revenue.

During the quarter, revenue from the delivery of business process services on a constant dollar basis was up 6.1% ($7.4 million) over the third quarter of last year. The year-over-year increase reflected external growth of 1.3% ($1.6 million), attributable to our Trade Services group purchased as part of the AMS acquisition, and internal growth of 4.8% ($5.8 million) which was mainly a result of new projects started in the healthcare and government and financial services sectors. The currency exchange fluctuations had an impact of -2.8% ($3.4 million).

On a constant dollar basis for the first nine months of fiscal 2005, revenue increased 7.6% ($26.9 million) compared with last year. External growth was 3.2% ($11.3 million), reflecting the acquisition of AMS. Internal growth of 4.4% ($15.6 million) was primarily a function of the increases in the healthcare and government, banking and document management services sectors while the foreign currency fluctuations had a negative impact on revenue amounting to 2.7% ($9.6 million).

We calculate organic or internal growth as total revenue less the revenue run-rate from acquired companies as at the transaction date and adjusted for the impact from the fluctuations of foreign currencies against the Canadian dollar.

Revenue by Geography

In the third quarter of fiscal 2005, revenue from clients located in Canada represented $589.1 million (62% of revenue), compared with $548.1 million (64% of revenue) in the third quarter of fiscal 2004. Revenue from clients located in the US totalled $291.6 (31% of revenue), compared with $262.4 million (31% of revenue) in the third quarter of fiscal 2004. Revenue from clients located in Europe and Asia Pacific represented $70.5 million (7% of revenue), compared with $46.4 million (5% of revenue) in the third quarter of the previous fiscal year.

Key contributors of the year-over-year revenue growth are the new outsourcing contracts as well as the acquisition of AMS, with operations mainly concentrated in the US and, to a lesser extent, in Asia Pacific, and AGTI in Canada.

For the first nine months of fiscal 2005, revenue from clients located in Canada represented $1,730.9 million (61% of revenue), compared with $1,663.5 million (74% of revenue) in the first nine months of fiscal 2004. Revenue from clients located in the US totalled $876.4 million (31% of revenue), compared with $484.9 million (21% of revenue) in the first nine months of fiscal 2004. Revenue from clients located in Europe and Asia Pacific represented $214.6 million (8% of revenue), compared with $104.6 million (5% of revenue) in the first nine months of the previous fiscal year.

Key growth contributors in the first nine months of the year were the new outsourcing contracts and acquisitions as discussed above.

CGI GROUP INC.	10

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

Revenue by Contract Types

Revenue derived from our long-term outsourcing contracts represented 55% of the total revenue in the third quarter, down from 57% when compared with the third quarter of last year, and included approximately 42% from IT services and 13% from Business process outsourcing (“BPO”). Project oriented systems integration and consulting work represented 45% of our revenue.

During the nine months ended June 30, 2005, revenue derived from our long-term outsourcing contracts represented 55% of the total revenue, down from 65% when compared with the same period a year ago, and included approximately 43% from IT services and 12% from business process outsourcing. Systems integration and consulting work represented 45% of our revenue compared with 35% for the nine months ended June 30, 2004. The increase in systems integration and consulting work, in the third quarter and in the first nine months of fiscal 2005 when compared with the same period of the prior year, is mainly due to the acquisition of AMS whose operations were principally concentrated in the SI&C business.

Revenue by Targeted Verticals

In terms of revenue by targeted verticals, the proportion of revenue from clients in the government and healthcare represented 29% of revenue, up 3% year-over-year. Financial services, telecommunications and utilities and retail and distribution were each down 1 percentage point to 34%, 23% and 8% respectively. Meanwhile, manufacturing remained stable at 6%.

For the nine month period ended June 30, 2005, the proportion of revenue from the government and healthcare vertical increased to 29%, up from 20% for the same period a year ago. Financial services, telecommunications and utilities and retail and distribution were down 4, 2 and 3 percentage points respectively to 35%, 22% and 8% for the nine months ended June 30, 2005. Finally, manufacturing remained stable at 6%. The acquisition of the AMS operations, with a higher concentration in the government and healthcare vertical, was the primary reason for the revenue shift within the vertical sectors.

Revenue attributable to the BCE Family of Companies and Top 5 Clients

Combined revenue attributable to contracts from Bell Canada and others from the BCE family of companies was 14.4%, compared with 15.7% in the third quarter of last year. In the quarter, our top five clients represented 28.9% of total revenue, compared with 28.5% in the same quarter of last year. The year-over-year decrease reflected the fact that total revenue has grown more from engagements with other clients than our top five accounts.

Expenses

In the third quarter, the costs of services, selling and administrative expenses were $811.3 million, or 85.3% of revenue, compared with $731.7 million in the third quarter of last year, or 85.4% of revenue. For the first nine months of fiscal 2005, the costs of services, selling and administrative expenses were of $2,413.8 million, or 85.5%, compared with $1,899.5 million, or 84.3%, for the same period in fiscal 2004. The increase for the third quarter and for the nine month period of fiscal 2005, when compared with the same periods of fiscal 2004, is mainly a function of the acquired AMS operations and the new outsourcing contracts started during that period.

CGI GROUP INC.	11

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

Research expenses were $5.8 million (0.6% of revenue) for the three months ended June 30, 2005, compared with $5.8 million (0.7% of revenue) in the third quarter of last year. For the first nine months of fiscal 2005, research expenses were $16.5 million (0.6% of revenue), a decrease of $2.9 million from $19.4 million (0.9% of revenue) for the same period a year ago. Research expenses consist of costs incurred by CGI while seeking applications of new technology, or conceptually formulating and designing possible products or process alternatives that could potentially lead to new solutions for existing or new clients. CGI also incurred development costs in the third quarter in the amount of $15.1 million, compared with $12.2 million from the third quarter of last year. For the first nine months of fiscal 2005, development costs were $41.0 million, an increase of $21.4 million from the same period a year ago. The increase for the first nine months of 2005 pertains mainly to business solutions developed by the former AMS. The development costs are capitalized as business solutions within the finite-life intangibles as they meet specific criteria related to technical, market and financial feasibility. These solutions are developed as a result of taking our research findings mentioned above and translating them into plans or designs for new processes or systems which will contribute to better servicing new and existing IT and BPS clients. The combined year-to-date research and development spending incurred by CGI was $57.5 million up 47.4% from the $39.0 million spending of last year. Further to the research and capitalized development costs noted above, there are additional research and development costs incurred which are initiated as part of client projects and are included in our costs of services.

In the quarter, amortization expenses were $54.9 million, an increase of $12.1 million or 28.3% from the same period a year ago. For the nine months ended June 30, 2005, amortization expenses were $145.8 million, an increase of $37.8 million or 35.1% from the same period a year ago. The year-over-year increase is mainly the result of a $9.6 million adjustment of certain contract costs and business solutions related to our Canadian credit unions business following the strategic alliance with a financial institution. As part of the strategic alliance mentioned above, CGI agreed to market this financial institution’s technology and banking solutions for credit unions to our current client base of approximately 200 Canadian credit unions. In the third quarter, CGI recognized $11.0 million from the sale of this right. CGI will receive additional sums as credit unions adopt this portfolio of solutions. Regardless of whether they convert into the new solutions, CGI will continue to host the credit unions on its infrastructure. With the signing of this agreement and the potential conversion of our clients to these solutions, we recognized that the current investment in our banking solutions needed to be reduced to reflect our revised cash flow estimates. Accordingly, we took a $9.6 million charge as incremental amortization against contract costs and finite-life intangibles. The net gain from the transaction amounted to $1.4 million. The remaining increases in amortization expenses for the three-month and nine-month periods resulted mainly from finite-life intangibles and other long-term assets acquired as part of the AMS acquisition in May 2004.

Total amortization expenses include the amortization of capital assets, contract costs related to transition costs, finite-life intangibles and other long-term assets. See Note 6 of the Notes to the Consolidated Financial Statements for the three-month and nine-month periods ended June 30, 2005, for more details.

CGI GROUP INC.	12

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

Adjusted EBIT

	3 months ended June 30, 2005	3 months ended June 30, 2004	Change	9 months ended June 30, 2005	9 months ended June 30, 2004	Change

(in '000 of Canadian dollars)	$	$	%	$	$	%
LINE OF BUSINESS
Adjusted EBIT
IT services	92,268	84,576	9.1	266,590	241,228	10.5
	11.2%	11.5%		10.9%	12.7%
BPS	20,868	17,655	18.2	54,152	50,241	7.8
	16.5%	14.5%		14.5%	14.1%
Corporate expenses and programs	(22,963)	(25,661)	-10.5	(64,024)	(65,262)	-1.9

Total Adjusted EBIT	90,173	76,570	17.8	256,718	226,207	13.5
Total Adjusted EBIT margin	9.5%	8.9%		9.1%	10.0%

Adjusted EBIT was $90.2 million in the third quarter, up $13.6 million or 17.8% from the same quarter last year. For the nine months ended June 30, 2005, adjusted EBIT was $256.7 million, up $30.5 million or 13.5% when compared with the same period a year ago.

On a constant dollar basis, the third quarter adjusted EBIT would have been $93.5 million, an increase of 22.1% versus last year. On a year-to-date constant dollar basis, adjusted EBIT would have been $265.2 million, an increase of 17.3% over the prior year.

Adjusted EBIT by Line of Business

The IT services LOB reported an adjusted EBIT of $92.3 million (11.2% of revenue) for the quarter, up $7.7 million from $84.6 million (11.5% of revenue) in the same quarter one year ago. The year-over-year change in adjusted EBIT was mainly driven by the acquired operations of AMS contributing for a full three-month period and newly signed contracts and the impact from the fluctuations of foreign currencies against the Canadian dollar. The year-over-year change in EBIT margin resulted from the timing of smaller adjustments.

For the first nine months of the current fiscal year-to-date, the IT services LOB reported an adjusted EBIT of $266.6 million (10.9% of revenue), up $25.4 million from $241.2 million (12.7% of revenue) from the same priod a year ago. The increase in adjusted EBIT resulted mainly from the AMS acquisition and newly signed contracts.

The BPS LOB reported an adjusted EBIT of $20.9 million (16.5% of revenue) for the quarter, up $3.2 million from $17.7 million (14.5% of revenue) in the same quarter one year ago. The year-over-year change in adjusted EBIT was mainly driven by the gain following the transaction with a financial institution, related to our credit union operations, and projects started in the healthcare and government and

CGI GROUP INC.	13

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

financial services sectors. These were partially offet by the impact from the fluctuations of foreign currencies against the Canadian dollar. The year-over-year increase in EBIT margin resulted mainly from the $1.4 million gain discussed.

For the first nine months of the current fiscal year, the BPS services LOB reported an adjusted EBIT of $54.2 million (14.4% of revenue), up $3.9 million from $50.2 million (14.1% of revenue) from the same priod a year ago. The increase in adjusted EBIT resulted mainly from the gain following the transaction with a financial institution related to our credit union operations, as well as newly signed contracts in the healthcare and government, and in the banking and document management sectors. These were partially offset by the impact from the fluctuations of foreign currencies against the Canadian dollar.

Corporate expenses and programs were $23.0 million (2.4% of revenue) in the quarter, representing a decrease of $2.7 million, from $25.7 million (3.0% of revenue) in the third quarter of last year. For the first nine months of the current fiscal year, corporate expenses were $64.0 million (2.3% of revenue), down $1.2 million, from $65.2 million (2.9% of revenue) for the nine months ended June 30, 2004. The change in corporate expenses is a result of overall reduction of corporate spending and other synergies related to the integration of AMS.

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and net earnings from continuing operations which is reported in accordance with Canadian GAAP:

	3 months ended June 30, 2005	3 months ended June 30, 2004	Change	9 months ended June 30, 2005	9 months ended June 30, 2004	Change

(in '000 of Canadian dollars - except EPS)	$	$	%	$	$	%
Adjusted EBIT	90,173	76,570	17.8	256,718	226,207	13.5
Interest on long-term debt	(5,228)	(5,835)	-10.4	(19,207)	(13,297)	44.4
Other interest income	1,499	2,095	-28.4	5,646	6,150	-8.2
Gain on sale of investment in an entity subject to significant influence	-	-	-	4,216	-	-
Entity subject to significant influence	-	223	-	321	476	-32.6

Income from continuing operations before taxes	86,444	73,053	18.3	247,694	219,536	12.8

Adjusted EBIT (%)	9.5%	8.9%		9.1%	10.0%

CGI GROUP INC.	14

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

In addition to the analysis above, the following table provides an alternate view of our results:

	3 months ended June 30, 2005		3 months ended June 30, 2004		9 months ended June 30, 2005		9 months ended June 30, 2004

(in '000 of Canadian dollars)%		$	%	$	%	$	%	$
Revenues	100.0	951,180	100.0	856,853	100.0	2,821,877	100.0	2,253,020
Cost of services[1]	73.5	698,953	74.0	634,015	73.5	2,074,106	72.6	1,636,163
Gross profit	26.5	252,227	26.0	222,838	26.5	747,771	27.4	616,857
Selling, general and administration[2]	17.0	162,054	17.1	146,268	17.4	491,053	17.3	390,650

Adjusted EBIT[3]	9.5	90,173	8.9	76,570	9.1	256,718	10.0	226,207

1:

Cost of services are composed of charges related to providing IT and business process services to clients, such as employee compensation and subcontractor costs, support and maintenance expenses, amortization costs and research expenses.

2:

Selling, general and administrative expenses are composed of expenses which are not directly related to providing IT and business process services to clients, such as compensation costs for selling and administrative staff and amortization related to corporate information systems.

3:	Refer to section “Adjusted EBIT” for the reconciliation to its closest GAAP measurement.

Gross profit for the third quarter was $252.2 million or 26.5% compared with $222.8 million or 26.0% in the same quarter last year. For the nine months ended June 30, 2005, gross profit was $747.8 million or 26.5% compared with $616.9 million or 27.4%. The year-over-year gross profit percentage increase in the third quarter reflected the synergies achieved following the integration of the former AMS operations while the change for the nine-month period reflected the temporary costs incurred during the transition period.

Selling, general and administrative expenses were $162.1 million or 17.0% compared with $146.3 million or 17.1% in the third quarter of last year. For the nine months ended June 30, 2005, selling, general and administrative expenses were $491.1 million or 17.4% compared with $390.6 million or 17.3% in 2004.

Interest

Net interest expense was $3.7 million in the quarter, essentially unchanged from the third quarter of last year. For the nine months ended June 30, 2005, net interest expense was $13.6 million compared with $7.1 million in the same period a year ago. This change for the nine-month period reflected the temporary increase in long-term debt required to finance part of the AMS acquisition. It also resulted from the expensing of the unamortized deferred charge pertaining to a prior credit agreement, in the second quarter, following its early termination as we signed the agreement for our new credit facilities.

Gain on Sale of Investment in an Entity Subject to Significant Influence

In the second quarter of fiscal 2005, we disposed of our interest in Nexxlink Technologies Inc (Nexxlink). The transaction yielded a gain of $4.2 million.

CGI GROUP INC.	15

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

Income Taxes

Income taxes were $29.8 million in the third quarter, down $0.7 million from $29.1 million in the same quarter last year. The income tax rate was 34.5% in the quarter, compared with 39.8% in the same quarter one year ago. For the nine months ended June 30, 2005, income taxes were $84.4 million, down $2.6 million from $87.0 million. The reduction in the income tax expense versus the three-month and the nine-month periods ended June 30, 2004 reflected the reduced income tax rate resulting from the combination of a more balanced distribution of our earnings across our major geographic markets. It also resulted from a decrease in the Canadian federal and provincial statutory tax rates.

Net Earnings from Continuing Operations

In the third quarter, net earnings from continuing operations were $56.6 million, up $12.7 million or 28.8% against last year. The increase in net earnings from continuing operations compared with last year resulted primarily from the acquisition of AMS, as well as the ramping up of new contracts signed recently and, to a lesser extent, from the reduction of our income tax rate as explained above. The net earnings from continuing operations margin was 6.0% in the quarter compared with 5.1% in last year’s third quarter.

For the nine months ended June 30, 2005, net earnings from continuing operations were $163.3 million, up $30.8 million or 23.2% from the same period a year ago. The increase in net earnings from continuing operations compared with the nine months ended June 30, 2004, resulted primarily from the acquisition of AMS, as well as the ramping up of new contracts signed recently and, to a lesser extent, from the reduction in corporate spending and a reduction of our income tax rate as explained above. The net earnings from continuing operations margin for the first nine months of fiscal 2005 was 5.8%, compared with 5.9% in 2004.

Third quarter basic and diluted earnings per share from continuing operations were $0.13, against comparable earnings per share of $0.10 reported in last year’s third quarter. CGI’s basic weighted average number of shares outstanding at the end of the quarter was 436,591,748, up 1.8% when compared with the same quarter last year. The year-over-year increase reflected the issuance of 41.3 million shares on May 3, 2004 to partially finance the acquisition of AMS and the exercise of stock options partially offset by the Company’s share buyback program, whereby 9.9 million Class A subordinate shares were repurchased for cancellation.

Cash Net Earnings

Cash net earnings were $77.3 million in the third quarter, up $15.6 million from the same quarter last year. For the first nine months of the year, cash net earnings were $224.5 million, an increase of $50.6 million over last year. The three-month and nine-month increases compared with last year were driven by the acquisition of AMS and newly-signed contracts.

Cash net earnings per share were $0.18 in the third quarter, up $0.04 year over year. For the nine month period, cash net earnings per share were $0.51, $0.09 higher than the same period in the previous year. The year-over-year increase was driven by the acquisition of AMS and newly-signed contracts, offset partially by the increase in the weighted average number of shares outstanding.

The following table provides, for the periods indicated, a reconciliation between our cash net earnings and net earnings from continuing operations which is reported in accordance with Canadian GAAP:

CGI GROUP INC.	16

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

	3 months ended June 30, 2005	3 months ended June 30, 2004	Change	9 months ended June 30, 2005	9 months ended June 30, 2004	Change

(in '000 of Canadian dollars-except EPS)	$	$	%	$	%	%
Cash net earnings	77,279	61,634	25.4	224,472	173,908	29.1
Amortization of intangibles	(31,539)	(29,348)	7.5	(92,821)	(68,554)	35.4
Tax impact of amortization	10,881	11,684	-6.9	31,632	27,171	16.4

Net earnings from continuing operations	56,621	43,970	28.8	163,283	132,525	23.2
Cash net earnings (%)	8.12%	7.19%		7.95%	7.72%
EPS from cash net earnings	$0.18	$0.14		$0.51	$0.42

Net Earnings from Discontinued Operations

In the third quarter, net earnings from discontinued operations amounted to a gain of $1.1 million, down $7.9 million from the same period in 2004. Net earnings from discontinued operations in the third quarter included a gain of $1.4 million realized following the settlement of litigation pertaining to our previous operations. Net earnings from discontinued operations for the three months ended June 30, 2004 included a gain realized on the sale of the Starquote market data services business and the net earnings from the operations that were sold to Nexxlink and Ezee ATM.

Net Earnings

In the quarter, net earnings were $57.8 million or $0.13 per share, up 9.1% from $53.0 million or $0.12 per share in the same quarter last year. For the nine months ended June 30, 2005, net earnings were $160.7 million or $0.36, up 13.9% or $19.6 million, from $141.1 million or $0.34 during the same period a year ago.

US GAAP Reconciliation

The net earnings from continuing operations under US GAAP were $61.4 million or $0.14 per share in the quarter, up from $51.7 million or $0.12 per share in the same quarter last year. Taking into account the discontinued operations, net earnings under US GAAP were $62.5 million or $0.14 per share in the quarter, up from $60.7 million or $0.14 per share in the same quarter of last year. The net earnings variance under Canadian GAAP, when compared with the US GAAP, resulted mainly from the accounting for stock-based compensation expense whereby, under Canadian GAAP, stock-based compensation has been accounted for using the fair value based method since October 1, 2004. The non tax-deductible adjustment to stock-based compensation was $4.7 million in the quarter ($15.5 million year-to-date) and fully impacted the net earnings (see Note 11 of the Notes to the Consolidated Financial Statements for the three-month period ended June 30,

CGI GROUP INC.	17

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

2005 for more details). For the nine months ended June 30, 2005, net earnings under US GAAP were $176.2 million or $0.40 per share, up $16.3 million, from $159.9 million or $0.39 per share, during the same period a year ago.

Liquidity and Capital Resources

We finance the growth of our business through cash flows from operations, combined with the issuance of debt, borrowing under our existing credit facilities or the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

At June 30, 2005, cash and cash equivalents were $212.0 million. The following table illustrates the main activities for the third quarter and the first nine months of the year:

	3 months ended June 30, 2005	3 months ended June 30, 2004	9 months ended June 30, 2005	9 months ended June 30, 2004

(in '000 of Canadian dollars)	$	$	$	$
Cash provided by continuing operating activities	188,503	68,627	357,937	232,388
Cash used in continuing investing activities	(2,250)	(572,489)	(53,657)	(675,953)
Cash (used in) provided by continuing financing activities	(121,067)	563,595	(294,910)	584,786
Effect of rate changes on cash and cash equivalents of continuing operations	1,169	498	1,043	1,762

Net increase in cash and cash equivalents of continuing operations	66,355	60,231	10,413	142,983
Net cash and cash equivalents provided by (used in) discontinued operations	2,747	(1,908)	990	4,104

Net increase in cash and cash equivalents	69,102	58,323	11,403	147,087

Cash provided by continuing operating activities was $188.5 million in the third quarter of 2005, compared with $68.6 million in the same quarter of last year. The year-over-year increase of $119.9 million was driven by the combination of higher net earnings from continuing operations, a reduction in integration payments following the completion of the AMS integration and an improvement in the collection of our receivables resulting in a reduction of our DSO from 61 days in Q3 of last year to 46 days in the third quarter of this year. These elements also had a positive impact for the nine months ended June 30, 2005, for which period the Company provided cash by continuing operating activities of $357.9 million, an increase of $125.5 million from the $232.4 million provided in the same period of last year.

CGI GROUP INC.	18

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

The following table shows further detail on the cash used in investing activities:

	3 months ended June 30, 2005	3 months ended June 30, 2004	9 months ended June 30, 2005	9 months ended June 30, 2004

(in '000 of Canadian dollars)	$	$	$	$
Business solutions and software licenses	(19,837)	(16,076)	(64,543)	(61,858)
Capital assets	(5,178)	(16,882)	(20,128)	(41,308)
Contract costs	(7,523)	(19,973)	(19,508)	(69,140)

Sub-total	(32,538)	(52,931)	(104,179)	(172,306)
Business acquisitions	(356)	(574,825)	(43,607)	(581,895)
Proceeds from sale of assets and investments	30,644	4,093	64,608	14,488
Proceeds from sale of businesses	-	51,174	29,521	63,760

Total cash used in investing activities	(2,250)	(572,489)	(53,657)	(675,953)

In the third quarter, continuing investing activities used $2.3 million, a decrease from the $572.5 million used in the third quarter of last year. The variance was mainly due to the decrease in business acquisition spending in the quarter whereby we had acquired AMS for $574.8 million in the third quarter of last year. Investing activities also included $5.2 million in capital assets, $7.5 million in contract costs and $19.8 million in finite-life intangibles and other long-term assets. This spending was partially offset by proceeds of $15.3 million for the early termination of a contract and $11.0 for the sale of rights to access clients. The purchases of capital assets were related to leasehold improvements to CGI facilities as well as computer equipment requirements throughout the Company. The decrease year over year relates mainly to last year’s investment in leasehold improvements and equipment required at E-Commerce Place in Montreal. The investment in contract costs was related mainly to capitalized start-up costs on certain of our outsourcing contracts, and is down from last year due to last year’s start-up costs for new contracts with Cox and Canada Post. The investment in finite-life intangibles and other long-term assets was comprised primarily of internally developed business solutions and software licenses purchased for the outsourcing services we provide to our clients. Significant investment in business solutions in the third quarter included $7.1 million in our Federal and State and local ERP solutions for government sector clients. Investments in business solutions are consistent year over year for the three-month and nine-month periods. Investment in software licenses can vary from period to period based on the timing and terms of the license agreements. We expect these investments to grow in line with the growth of our operations.

In the quarter, the continuing financing activities required cash of $121.1 million, mainly due to the partial repayment of our credit facilities of $90.0 million and the purchase of outstanding CGI shares for cancellation representing $26.4 million as discussed in the “Share Purchases” section.

CGI GROUP INC.	19

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

Capital Resources

	Total Commitment	Available at June 30, 2005	Outstanding at June 30, 2005

(in '000 of Canadian dollars)	$	$	$
Cash and cash equivalents	n/a	212,026	n/a
Unsecured committed revolving facilities*	800,000	786,515	13,485**
Lines of credit and other facilities*	32,041	31,394	647**

Total	n/a	1,029,935	n/a

*	Excluding any existing credit facility under non-majority owned entities.
**	Consists of drawn Letters of Credit.

Our cash position, together with bank lines, are sufficient to support our growth strategy. At June 30, 2005, cash and cash equivalents were $212.0 million and the total credit facilities available amounted to $817.9 million. Cash equivalents typically include commercial paper, money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major Canadian banks.

Total long-term debt decreased by $82.1 million to $258.2 million at June 30, 2005, compared with $340.3 million at March 31, 2005. The decrease is mainly due to the reimbursement of $90.0 million on our credit facilities. At June 30, 2005, our long-term debt to capitalization1 ratio was 9.2%.

The $800.0 million committed banking facilities are for our operating activity needs, working capital purposes and for the financing of acquisitions and outsourcing contracts. The agreement is comprised of a Canadian tranche with a limit of $500.0 million and an American tranche equivalent to $300.0 million. As at June 30, 2005, an amount of $786.5 million was available under this agreement. The $90.0 million reimbursement made during the quarter was applied to the Canadian dollar denominated portion. The agreement has a five-year term, expiring in December 2009. We also have access to a $25.0 million demand line of credit for cash management purposes and $7.0 million of other facilities to cover other requirements. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. At June 30, 2005, CGI was in compliance with these covenants.

We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations and could modify the current financial structure if we deemed it beneficial to the Company. We expect new large outsourcing contracts or large acquisitions to be financed by the issuance of debt or equity, should additional cash resources be required.

_________________________

1: The long-term debt to capitalization ratio represents the proportion of long-term debt over the sum of shareholders’ equity and long-term debt.

CGI GROUP INC.	20

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

Contractual Obligations

	Payments Due by Period
Commitment Type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	Years 6 to 10	After 10 years

(in '000 of Canadian dollars) Long-term debt	256,165	10,810	10,039	104,245	131,071	-
Capital lease obligations	2,063	1,163	882	18	-	-
Operating leases
Rental of office space[1]	1,107,648	131,267	226,751	192,568	287,147	269,915
Computer equipment	180,794	85,093	78,251	15,103	2,347	-
Long-term service agreements[1]	122,016	47,703	65,374	8,939	-	-

Total contractual obligations	1,668,686	276,036	381,297	320,873	420,565	269,915

1:

Included in these obligations, $101.7 million of office space leases and long-term service agreements are accounted for under Accounts payable and accrued liabilities, Accrued integration charges and other long-term liabilities and Long-term debt.

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,668.7 million. Of this, rental of office space represents $1,107.6 million, computer equipment totals $180.8 million and long-term service agreements, which are comprised of enterprise license and maintenance contracts, represent $122.0 million. In the third quarter, total contractual obligations have decreased by $77.7 million compared with the previous quarter, mainly due to the partial reimbursement of our credit facilities and payments related to other contractual obligations in the normal course of business. Computer equipment leases pertain to hardware leased from manufacturers or financial institutions in the course of business activities.

CGI GROUP INC.	21

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

Selected Measures of Liquidity and Capital Resources

	June 30, 2005	June 30, 2004	Sept. 30, 2004

(in '000 of Canadian dollars) Working capital	303,657	249,962	353,718
Current ratio	1.40	1.24	1.45
Shareholders’ equity per common share	5.84	5.56	5.54
Net debt to capitalization ratio [1]	1.8%	10.6%	10.5%
Long-term debt to capitalization ratio [2]	9.2%	17.5%	16.6%
Days sales outstanding	46	61	53
Return on invested capital [3]	8.4%	7.9%	7.8%
Return on equity [4]	8.7%	8.4%	8.2%

1:	The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders’ equity and long-term debt.
2:	The long-term debt to capitalization ratio represents the proportion of long-term debt over the sum of shareholders’ equity and long-term debt.
3:

The return on invested capital ratio represents the proportion of the last four quarters’ after-tax Adjusted EBIT over the last four quarters’ average invested capital (sum of equity and debt less cash and cash equivalents).

4:	The return on equity ratio represents the proportion of the last four quarters’ net earnings from continuing operations over the last four quarter’s average equity.

At June 30, 2005, the current ratio of 1.40 is up from the prior year and mainly reflected the payment of last year’s income tax liability resulting from the acquisition of AMS. This demonstrates CGI’s capacity to meet its current liabilities.

CGI’s shareholders’ equity per common share of $5.84, based on a total of 435,085,941 shares outstanding at June 30, 2005, was up $0.28 when compared with June 30, 2004 and up $0.30 when compared with our last fiscal year end. This change was mainly due to the net earnings reported in the last 12 months and the reduction in equity following the share buy-back.

Days sales outstanding (“DSO”) decreased to 46 days in the third quarter from 61 days in the same quarter last year, and 53 days at September 30, 2004, mainly reflecting the collection of receivable balances from the AMS acquisition and an overall improvement in collections. The DSO ratio is obtained by subtracting deferred revenues and tax credits receivable from accounts receivable and work in progress. The result is divided by the average daily revenue for the quarter calculated as total revenue over 90 days.

The return on invested capital ratio was 8.4% in the quarter compared with 7.9% a year ago and 7.8% at year end. The year-over-year change reflected the increased profitability after a successful integration of the AMS operations. The return on equity ratio was 8.7% in the third quarter compared with 8.4% in the third quarter of last year and 8.2% at year end. This improvement also demonstrates the increased profitability of the operations following the integration of AMS.

Capability to Deliver Results

We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve

CGI GROUP INC.	22

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

our goals for continued growth, including a strong management team with a very low historical turnover rate, sophisticated frameworks for ongoing managerial training and quality processes that help us integrate new members as part of large outsourcing contract wins or acquisitions.

Changes in Accounting Policies

The Canadian Institute of Chartered Accountants ("CICA") amended Section 3870 of the Handbook, Stock-Based Compensation and Other Stock-Based Payments, effective for fiscal years beginning on or after January 1, 2004. The amendments of the section required the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Company adopted the recommendations of this section on a retroactive basis effective on October 1, 2004 for employee stock options granted since October 1, 2001 and beyond. As a result of applying this change, the Company has reflected an additional expense of $4,748,000 and $15,454,000 (see Note 4) recorded in cost of services, selling and administrative expenses for the three and nine months ended June 30, 2005, respectively, and restated comparative figures for the three and nine months ended June 30, 2004 by $7,941,000 and $19,995,000, respectively. An adjustment to retained earnings and contributed surplus of $37,857,000 as at September 30, 2004 has been made to reflect the application of this change. For the three and nine months ended June 30, 2004, retained earnings, beginning of period, has been reduced by $24,353,000 and $12,298,000, respectively.

The CICA issued Handbook Section 3110, Asset Retirement Obligations, effective for fiscal years beginning on or after January 1, 2004. The section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company adopted the recommendations of the section on a retroactive basis beginning on October 1, 2004. As a result, figures for the consolidated balance sheets as at September 30, 2004 were restated as follows: an increase in capital assets of $880,000, an increase in accrued integration charges and other long-term liabilities of $1,687,000 and a decrease in retained earnings of $807,000. The impact on the Company's consolidated statements of earnings for the three and nine months ended June 30, 2005 and comparative periods is negligible. The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The total estimated undiscounted cash flows required to settle these obligations amount to $2,700,000. The timing of the settlement of these obligations vary between one and twenty-three years.

The CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which provides clarification on the consolidation of entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. The guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline did not have any impact on the Company's consolidated financial statements.

Future accounting changes are provided as part of Note 1 of the Notes to the Consolidated Financial Statements.

CGI GROUP INC.	23

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry

The competition for contracts—We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certification. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US outsourcing market. We have made good progress in growing our revenue from the US and internationally over the last three years and expect this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. The average sales cycle could become even longer, thus affecting our ability to meet our annual growth targets.

The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, we have been able to successfully staff for our needs thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, we believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends—We remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others—We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the

CGI GROUP INC.	24

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Limited ability to protect our intellectual property rights—Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business

Business mix variations—The revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations. However, our long-term goal is to generate approximately 75% of our overall revenues from long-term outsourcing contracts, thus ensuring greater revenue visibility and predictability.

The financial and operational risks inherent in worldwide operations—We manage operations in 19 countries worldwide, with slightly less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the immense scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of those losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for us as we have acquired some 62 companies since our inception. Our disciplined approach to management,

CGI GROUP INC.	25

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at June 30, 2005, the majority of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk—If we failed to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and to minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables—We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Short-term, project-related contract risks—With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project-oriented contracts increased substantially. We manage all client contracts utilizing the Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that client projects are all managed according to the same high standards of consistency throughout the organization. As a result of the CPMF, there is a high degree of rigor and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements that were acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed to with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk—In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

CGI GROUP INC.	26

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

Government tax credits risk—An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Government business risk—Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to the governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government vertical is very diversified with contracts from many different departments and agencies in the US and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work—We create, implement and maintain IT solutions that are often critical to the operations of our clients’ businesses. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to Business Acquisitions

Difficulties in executing our acquisition strategy—A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Realization of acquisition benefits—The acquisition of AMS has provided certain benefits to CGI that include both operational and service enhancements as well as financial efficiencies. By increasing our critical mass in the US and Europe, enhancing our services and capabilities and adding to our client base, we believe that we are better positioned to bid on and win new outsourcing contracts. Additionally, operational and administrative efficiency gains have been realized during the integration of AMS.

Our management faces a complex and potentially time-consuming task of implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the

CGI GROUP INC.	27

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2005

extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market

Economic risk—An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon our results of operations. We cannot predict the impact that current economic conditions will have on our future revenue, nor can we predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementations of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenues and profitability could be negatively affected as a result of these factors.

Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the TSX. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

Legal Proceedings

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI’s financial position, results of operations, or the ability to carry on any of its business activities.

CGI GROUP INC.	28

Consolidated financial statements of
CGI Group Inc.
For the three and nine months ended June 30, 2005 and 2004

Consolidated financial statements of CGI Group Inc.
For the three and nine months ended June 30

Consolidated statements of earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)
	Three months ended June 30		Nine months ended June 30

	2005	2004	2005	2004

		$		$
Revenue	951,180	856,853	2,821,877	2,253,020

Costs of services, selling and administrative	811,310	731,694	2,413,845	1,899,474
Research	5,788	5,775	16,525	19,395
Amortization (Note 6)	54,909	42,814	145,789	107,944
Interest on long-term debt	5,228	5,835	19,207	13,297
Other interest (income), net	(1,499)	(2,095)	(5,646)	(6,150)
Sale of right (Note 7)	(11,000)	-	(11,000)	-
Gain on sale of investment in an entity subject to significant influence (Note 5b))	-	-	(4,216)	2005
Entity subject to significant influence	-	(223)	(321)	(476)

	864,736	783,800	2,574,183	2,033,484

Earnings from continuing operations before income taxes	86,444	73,053	247,694	219,536
Income taxes	29,823	29,083	84,411	87,011

Net earnings from continuing operations	56,621	43,970	163,283	132,525
Net gain (loss) from discontinued operations (Note 8)	1,138	8,989	(2,587)	8,607

Net earnings	57,759	52,959	160,696	141,132

Weighted-average number of outstanding Class A subordinate and Class B shares	436,591,748	429,041,891	441,223,152	411,133,580

Basic and diluted earnings per share from continuing operations	0.13	0.10	0.37	0.32

Basic and diluted earnings (loss) per share from discontinued operations	-	0.02	(0.01)	0.02

Basic and diluted earnings per share (Note 4)	0.13	0.12	0.36	0.34

Consolidated statements of retained earnings
(in thousands of Canadian dollars) (unaudited)
	Three months ended June 30		Nine months ended June 30

	2005	2004	2005	2004

	$	$		$
Retained earnings, beginning of period, as previously reported	808,945	655,538	769,421	555,310
Change in accounting policies (Note 1)	-	(25,160)	(38,664)	(13,105)
Retained earnings, beginning of period, as restated	808,945	630,378	730,757	542,205
Net earnings	57,759	52,959	160,696	141,132
Share issue costs, net of income taxes (Note 4)	-	(5,489)	-	(5,489)
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 4a))	(8,214)	-	(32,963)	-

Retained earnings, end of period	858,490	677,848	858,490	677,848

Consolidated financial statements of CGI Group Inc.

Consolidated balance sheets
(in thousands of Canadian dollars)
	As at June 30, 2005	As at September 30, 2004
	(unaudited)	(audited)

	$	$
Assets
Current assets
Cash and cash equivalents	212,026	200,623
Accounts receivable	504,091	545,056
Work in progress	196,760	222,278
Prepaid expenses and other current assets	108,331	94,617
Future income taxes	39,205	80,814
Assets of discontinued operations (Note 8)	1,701	-

	1,062,114	1,143,388

Capital assets	121,186	143,641
Contract costs	243,326	278,240
Finite-life intangibles and other long-term assets (Note 2)	588,678	625,121
Future income taxes	57,517	102,720
Goodwill	1,816,273	1,827,604

Total assets before funds held for clients	3,889,094	4,120,714
Funds held for clients	247,306	196,622

	4,136,400	4,317,336

Liabilities
Current liabilities
Accounts payable and accrued liabilities	393,294	433,415
Accrued compensation	134,770	118,541
Deferred revenue	135,866	123,213
Income taxes	36,029	31,369
Future income taxes	45,216	68,603
Current portion of long-term debt	11,973	14,529
Liabilities of discontinued operations (Note 8)	1,309	-

	758,457	789,670

Future income taxes	249,013	287,433
Long-term debt	246,255	475,291
Accrued integration charges and other long-term liabilities	96,597	106,458

Total liabilities before client funds obligations	1,350,322	1,658,852
Client funds obligations	247,306	196,622

	1,597,628	1,855,474

Contingencies and guarantees (Note 10)

Shareholders' equity
Capital stock (Note 4)	1,782,176	1,820,230
Contributed surplus (Note 1)	63,119	49,879
Warrants	19,655	19,655
Retained earnings	858,490	730,757
Foreign currency translation adjustment	(184,668)	(158,659)

	2,538,772	2,461,862

	4,136,400	4,317,336

Consolidated financial statements of CGI Group Inc.
For the three and nine months ended June 30

Consolidated statements of cash flows
(in thousands of Canadian dollars) (unaudited)
	Three months ended June 30		Nine months ended June 30

	2005	2004	2005	2004

	$	$		$
Operating activities
Net earnings from continuing operations	56,621	43,970	163,283	132,525
Adjustments for:
Amortization expense (Note 6)	61,717	50,103	167,546	129,231
Deferred credits	(734)	(4,976)	(2,258)	(14,892)
Future income taxes	(4,729)	17,099	17,211	18,418
Foreign exchange loss (gain)	1,346	(1,324)	3,479	381
Stock-based compensation expense	4,748	7,940	15,454	19,995
Sale of right (Note 7)	(11,000)	-	(11,000)	-
Gain on sale of investment in an entity subject to significant influence(Note 5b))	-	-	(4,216)	-
Entity subject to significant influence	-	(223)	(321)	(476)
Net change in non-cash working capital items	80,534	(43,962)	8,759	(52,794)

Cash provided by continuing operating activities	188,503	68,627	357,937	232,388

Investing activities
Business acquisitions (net of cash acquired) (Note 5a) and c))	(356)	(574,825)	(43,607)	(581,895)
Proceeds from sale of assets and businesses (net of cash disposed) (Note 5b))	-	51,174	29,521	63,760
Proceeds from sale of right (Note 7)	11,000	-	11,000	-
Purchase of capital assets	(5,178)	(16,882)	(20,128)	(41,308)
Proceeds from disposal of capital assets	156	-	6,502	-
Contract costs	(7,523)	(19,973)	(19,508)	(69,140)
Reimbursement of contract costs upon termination of a contract	15,300	-	15,300	-
Additions to finite-life intangibles and other long-term assets	(19,837)	(16,076)	(64,543)	(61,858)
Proceeds from disposal of finite-life intangibles	294	-	294	-
Proceeds from sale of investment in an entity subject to significant influence (Note 5b))	-	-	20,849	-
Decrease in other long-term assets	3,894	4,093	10,663	14,488

Cash used in continuing investing activities	(2,250)	(572,489)	(53,657)	(675,953)

Financing activities
Increase in credit facilities (Note 3)	-	240,534	190,000	240,534
Repayment of credit facilities	(90,000)	-	(397,578)	(219,000)
Increase in other long-term debt	-	2,770	-	257,604
Repayment of other long-term debt	(6,251)	(8,574)	(14,101)	(24,917)
Repurchase of Class A subordinate shares	(26,356)	-	(76,004)	-
Issuance of shares (net of share issue costs)	1,540	328,865	2,773	330,565

Cash(used in) provided by continuing financing activities	(121,067)	563,595	(294,910)	584,786

Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	1,169	498	1,043	1,762

Net increase in cash and cash equivalents of continuing operations	66,355	60,231	10,413	142,983
Net cash and cash equivalents provided by (used in) discontinued operations	2,747	(1,908)	990	4,104
Cash and cash equivalents at beginning of period	142,924	172,273	200,623	83,509

Cash and cash equivalents at end of period	212,026	230,596	212,026	230,596

Interest paid	731	4,095	13,164	13,699
Income taxes paid	8,948	6,032	53,075	55,831
Issuance of Class A subordinate shares for business acquisitions (Note 4)	-	-	-	1,020

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 — Summary of significant accounting policies

Interim consolidated financial statements

The interim consolidated financial statements for the three and nine months ended June 30, 2005 and 2004 are unaudited and include all adjustments that the management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2004. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2004, except for the accounting changes referred to below.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Change in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) amended Section 3870 of the Handbook, Stock-Based Compensation and Other Stock-Based Payments, effective for fiscal years beginning on or after January 1, 2004. The amendments of the section required the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Company adopted the amendments of this section on a retroactive basis effective on October 1, 2004 for employee stock options granted since October 1, 2001 and beyond. As a result of applying this change, the Company has reflected an additional expense of $4,748,000 and $15,454,000 (see Note 4) recorded in cost of services, selling and administrative expenses for the three and nine months ended June 30, 2005, respectively, and restated comparative figures for the three and nine months ended June 30, 2004 by $7,940,000 and $19,995,000, respectively. An adjustment to retained earnings and contributed surplus of $37,857,000 as at September 30, 2004 has been made to reflect the application of this change. For the three and nine months ended June 30, 2004, retained earnings, beginning of period, has been reduced by $24,353,000 and $12,298,000, respectively.

The CICA issued Handbook Section 3110, Asset Retirement Obligations, effective for fiscal years beginning on or after January 1, 2004. The section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company adopted the recommendations of the section on a retroactive basis beginning on October 1, 2004. As a result, figures for the consolidated balance sheets as at September 30, 2004 were restated as follows: an increase in capital assets of $880,000, an increase in accrued integration charges and other long-term liabilities of $1,687,000 and a decrease in retained earnings of $807,000. The impact on the Company’s consolidated statements of earnings for the three and nine months ended June 30, 2005 and comparitive periods is negligible. The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The total estimated undiscounted cash flows required to settle these obligations amount to $2,700,000. The timing of the settlement of these obligations vary between one and twenty-three years.

The CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which provides clarification on the consolidation of entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. The guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

Future Accounting Changes

The CICA issued Handbook Section 3855, Financial Instruments — Recognition and Measurement, effective for fiscal years beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is evaluating the impact of the adoption of this new section on the consolidated financial statements.

The CICA issued Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for fiscal years beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, Equity, replaces Section 3250, Surplus, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, Comprehensive Income. Upon adoption of this section, the consolidated financial statements will include comprehensive income and its components as well as accumulated other comprehensive income and its components.

The  CICA issued Handbook Section 3865, Hedges, effective for fiscal years beginning on or after October 1, 2006. The section describes when hedge accounting is appropriate and how to apply it. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is evaluating the impact of the adoption of this section on the consolidated financial statements.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 2 — Finite-life intangibles and other long-term assets

As at June 30,2005				As at September 30, 2004
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Internal software	73,143	27,950	45,193	72,515	25,549	46,966
Business solutions	243,061	70,155	172,906	226,412	48,286	178,126
Software licenses	142,855	73,396	69,459	142,578	61,878	80,700
Customer relationships and other	385,964	95,305	290,659	346,107	60,763	285,344
Finite-life intangibles	845,023	266,806	578,217	787,612	196,476	591,136

Financing lease			3,554			13,121
Investment in an entity subject to significant influence			-			16,415
Other			6,907			4,449
Other long-term assets			10,461			33,985
Total finite-life intangibles and other long-term assets			588,678			625,121

Note 3 — Credit Facilities

During the first quarter, the Company concluded a five-year unsecured revolving credit facilities for an amount of $800,000,000. This agreement comprises a Canadian tranche with a limit of $500,000,000 and a U.S. tranche equivalent to $300,000,000. The amount drawn in US$ on the previous syndicated bank facilities was subsequently reimbursed. These facilities bear interest at the bankers’ acceptance rate plus 1.125%. As at June 30, 2005, no amount had been drawn upon these facilities.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Capital stock and stock options

a) Capital stock

The Class A subordinate and the Class B shares changed as follows:

	Nine months ended June 30, 2005				Twelve months ended September 30, 2004
	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares
	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$		$
Balance, beginning of period	410,720,891	1,775,362	33,772,168	44,868	368,236,503	1,435,763	33,772,168	44,868
Issued for cash (1)	-	-	-	-	41,340,625	330,725	-	-
Issued as consideration for business acquisitions	-	-	-	-	136,112	1,020	-	-
Repurchased and cancelled (2)	(9,931,260)	(43,041)	-	-	-	-	-	-
Options exercised (3)	524,142	4,987	-	-	1,007,651	7,854	-	-
Balance, end of period	401,313,773	1,737,308	33,772,168	44,868	410,720,891	1,775,362	33,772,168	44,868
(1)

On May 3, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE for cash proceeds of $330,725,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).

(2)

On February 1, 2005, the Company announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 27,834,417 of its Class A subordinate shares for cancellation from February 3, 2005 to February 2, 2006. During the nine months ended June 30, 2005, the Company repurchased and cancelled 9,931,260 Class A subordinate shares for consideration of $76,004,000, including redemption fees in the amount of $173,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased in the amount of $32,963,000 was charged to retained earnings.

(3)

During the nine months ended June 30, 2005, 524,142 options to purchase Class A subordinate shares were exercised for proceeds of $2,773,000. The supplemental $2,214,000 increase in the carrying value of Class A subordinate shares represents the fair value of the exercised options which were recorded in contributed surplus.

b) Stock options

Under the Company’s stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model:

Three months ended June 30			Nine months ended June 30
	2005	2004	2005	2004
Compensation expense	4,748,000	7,940,000	15,454,000	19,995,000
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	43.4%	46.6%	45.9%	47.4%
Risk free interest rate	3.54%	4.07%	3.93%	3.93%
Expected life (years)	5	5	5	5
Weighted-average grant date fair value ($)	3.02	3.88	3.87	3.68

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options	Nine months ended June 30, 2005	Twelve months ended September 30, 2004
Outstanding, beginning of period	25,537,300	20,459,515
Granted	5,008,981	7,577,166
Exercised	(524,142)	(1,007,651)
Forfeited and expired	(2,912,786)	(1,491,730)
Outstanding, end of period	27,109,353	25,537,300

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Capital stock and stock options (continued)

c) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30, 2005			Three months ended June 30, 2004
	Net earnings (numerator)	Number of shares (denominator)(1)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
Net earnings	57,759	436,591,748	0.13	52,959	429,041,891	0.12
Dilutive options (2)		812,765			2,189,120
Dilutive warrants (2)		728,452			1,688,808
Net earnings after assumed conversions	57,759	438,132,965	0.13	52,959	432,919,819	0.12

	Nine months ended June 30, 2005			Nine months ended June 30, 2004
	Net earnings (numerator)	Number of shares (denominator)(1)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
Net earnings	160,696	441,223,152	0.36	141,132	411,133,580	0.34
Dilutive options (2)		1,090,762			1,942,140
Dilutive warrants (2)		1,105,297			1,531,748
Net earnings after assumed conversions	160,696	443,419,211	0.36	141,132	414,607,468	0.34
(1)	The 9,931,260 Class A subordinate shares repurchased during the nine months ended June 30, 2005 were excluded from the calculation of earnings per share as of the date of repurchase.
(2)

The calculation of the dilutive effects excludes all anti-dilutive options and warrants. These are options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share ofthe Company for each of the periods shown in the table. The number of excluded options was 22,900,078 and 22,617,676 for the three and nine months ended June 30, 2005, respectively, and 13,574,239 and 13,747,989 for the three and nine months ended June 30, 2004, respectively. The number of excluded warrants was 2,113,041 for the three and nine months ended June 30, 2005 and 2004.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 — Investments in subsidiaries and joint ventures

a) Acquisitions

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the nine months ended June 30, 2005, the Company increased its interest in one of its joint ventures and made three acquisitions of which the most significant was made during the first quarter:

AGTI Services Conseils Inc. (“AGTI”) — On December 1, 2004, the Company purchased for $47,196,000 the remaining outstanding shares of a Montreal-based information technology consulting enterprise specializing in business and IT consulting, project and change management and productivity improvement. The acquisition was accounted for as a step-by-step purchase. The Company previously held 49% of the outstanding shares of AGTI and accounted for its investment using proportionate consolidation.

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company’s best estimates. The final purchase price allocations are expected to be completed as soon as the Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

$
Non-cash working capital items	(404)
Fixed assets	573
Customer relationships	17,709
Goodwill (1)	33,679
Future income taxes	(4,899)
46,658
Cash position at acquisition	2,704
Net assets acquired	49,362

Consideration
Cash	48,794
Holdback payable	445
Acquisition costs	123
49,362

(1)     The near totality of the goodwill is included in the IT services segment and is not deductible for tax purposes.

b) Dispositions

On January 25, 2005, the Company disposed of its investment in Nexxlink Technologies Inc. at a price of $6.05 per share for total proceeds of $20,849,000, resulting in a pre-tax gain of $4,216,000. This investment had previously been accounted for using the equity method.

On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (Keyfacts), a wholly-owned subsidiary of the Company, for proceeds of $3,524,000 with an outstanding balance of sale of $1,000,000. The net assets disposed of included goodwill of $2,082,000. The transaction resulted in a net loss of $1,580,000. On March 10, 2005, the Company disposed of its US Services to Credit Unions business unit and its CyberSuite product line for proceeds of $29,186,000 (US$24,000,000) for which there is a balance of sale of $2,189,000 (US$1,800,000). The net assets disposed of, including goodwill of $14,070,000, resulted in a net loss of $1,419,000. In the three months ended June 30, 2005, a sale price adjustment was made which increased the net loss and reduced the balance of sale by $470,000 (US$379,000).

c)     Modifications to purchase price allocations During the nine months ended June 30, 2005, the Company modified the purchase price allocation and made adjustments relating to certain businesses purchased, resulting in a net decrease of non-cash working capital items and fixed assets of $33,403,000 and $1,895,000, respectively and a net increase of future income tax assets, finite-life intangibles and other long-term assets and cash of $10,299,000, $17,648,000 and $2,606,000, respectively, whereas goodwill increased by $4,745,000. Also, $12,500,000 of goodwill arising from the acquisition of American Management Systems, Incorporated was reallocated from the IT services line of business to the business process services (BPS) line of business.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 — Investments in subsidiaries and joint ventures (cont’d)

d)     Balance of integration charges

For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, as at October 1, 2004	68,977	20,250	89,227
Adjustments to initial provision	7,091	3,230	10,321
Foreign currency translation adjustment	(2,427)	(698)	(3,125)
Paid during the nine-month period	(12,088)	(14,911)	(26,999)
Balance, as at June 30, 2005 (1)	61,553	7,871	69,424
(1)	Of the total balance remaining, $26,354,000 is included in accounts payable and accrued liabilities and $43,070,000 is included in accrued integration charges and other long-term liabilities.

Note 6 — Amortization expense

	Three months ended June 30		Nine months ended June 30
	2005	2004	2005	2004
		$		$
Amortization of capital assets	10,342	11,372	32,678	34,417
Amortization of contract costs related to transition costs	3,427	2,094	10,689	4,973
Amortization of finite-life intangibles and other long-term assets	31,539	29,348	92,821	68,554
Impairment of contract costs and finite-life intangibles (Note 7)	9,601	-	9,601	-
	54,909	42,814	145,789	107,944
Amortization of contract costs related to incentives (presented as reduction of revenue)	6,808	7,289	21,757	21,287
	61,717	50,103	167,546	129,231

Note 7 — Sale of right

On June 15, 2005, the Company entered into an alliance with a financial institution involving the sale of a right allowing to sollicit the Company’s Canadian Credit Union clients and compensation for contract costs and business solutions belonging to the BPS segment, which their estimated future cash flows are altered by this transaction. The amount received was $13,500,000, of which $2,500,000 was recorded as deposit which will be reversed to earnings upon certain conditions being met. The contract costs and business solutions were impaired by $5,106,000 and $4,495,000, respectively. An additional future payment of up to a maximum of $10,000,000 may be received by the Company, contingent upon the number of Credit Union clients transitioning to the financial institution business solution. Until the transaction is completed, the Company will continue to support or work for the Credit Unions with its current solutions and methodologies.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 8 — Discontinued operations

During the second quarter of 2005, the Company formally adopted a plan to divest from certain activities which were not in line with the Company’s strategy. On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (Keyfacts), a wholly-owned subsidiary of the Company. Keyfacts is a provider of information search and retrieval services for investigative purposes. Also, on March 10, 2005, the Company disposed of its US Services to Credit Unions business unit and its CyberSuite product line. US Services to Credit Unions is a provider of core processing for credit unions in the United States.

The following table presents summarized financial information related to discontinued operations:

	Three months ended June 30		Nine months ended June 30
	2005	2004	2005	2004
	$	$	$	$
Revenue	1,542	16,718	17,495	68,671

Operating expenses (1)	(130)	(1,640)	11,754	48,191
Amortization	-	667	610	3,296
Earnings before income taxes	1,672	17,691	5,131	17,184

Income taxes (2)	534	8,702	7,718	8,577
Net gain (loss) from discontinued operations	1,138	8,989	(2,587)	8,607
Discontinued operations are related to the BPS segment.
(1)	For the nine months ended June 30, 2005, operating expenses from discontinued operations are reduced by pre-tax gains from disposal of $4,538,000.
(2)	For the nine months ended June 30, 2005, income tax expense does not bear a normal relation to earnings before income taxes since the sale included goodwill of $16,152,000 which had no tax basis.

Assets and liabilities of discontinued operations

As at June 30, 2005, $1,701,000 of current assets, composed of $352,000 of accounts receivable, $620,000 of prepaid expenses and other current assets and $729,000 of work in progress, and $1,309,000 of current liabilities, composed of $1,195,000 of accounts payable and accrued liabilities and $114,000 of accrued compensation, are related to the discontinued operations of Keyfacts, as these net assets were not part of the sale agreement and will be realized or settled by the Company.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 9 — Segmented information

The Company’s operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services (“IT) and business process services (“BPS”).

The focus of these LOBs is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States, Europe and Asia Pacific. The professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of their offshore and nearshore delivery model;

Services provided by the BPS LOB include business processing for the financial services sector, as well as payroll services, document management and finance and administration services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended June 30, 2005	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	825,051	126,129	-	951,180
Earnings before interest, entity subject to significant influence, income taxes and discontinued operations (1)	92,268	20,868	(22,963)	90,173
Total assets	3,058,621	728,334	349,445	4,136,400
(1) Amortization expense included in IT services, BPS and Corporate is $39,107,000, $13,720,000 and $2,082,000, respectively, for the three months ended June 30, 2005.

As at and for the three months ended June 30, 2004
Revenue	734,792	122,061	-	856,853
Earnings before interest, entity subject to significant influence, income taxes and discontinued operations (1)	84,576	17,655	(25,661)	76,570
Total assets	3,516,794	692,302	363,429	4,572,525
(1) Amortization expense included in IT services, BPS and Corporate is $36,659,000, $3,981,000 and $2,174,000, respectively, for the three months ended June 30, 2004.

As at and for the nine months ended June 30, 2005	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	2,447,507	374,370	-	2,821,877
Earnings before interest, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income taxes and discontinued operations (1)	266,590	54,152	(64,024)	256,718
Total assets	3,058,621	728,334	349,445	4,136,400
(1) Amortization expense included in IT services, BPS and Corporate is $115,040,000, $24,099,000 and $6,650,000, respectively, for the nine months ended June 30, 2005.

As at and for the nine months ended June 30, 2004
Revenue	1,896,016	357,004	-	2,253,020
Earnings before interest, entity subject to significant influence, income taxes and discontinued operations (1)	241,228	50,241	(65,262)	226,207
Total assets	3,516,794	692,302	363,429	4,572,525
(1) Amortization expense included in IT services, BPS and Corporate is $91,132,000, $11,323,000 and $5,489,000, respectively, for the nine months ended June 30, 2004.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2004.

The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 10 — Contingencies and guarantees

Contingencies

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry any of its business activities.

Guarantees

Sale of assets and business divestitures

In the sale of assets or business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $80,000,000 in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at June 30, 2005. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

Other transactions

The Company is the guarantor of a US$3,000,000 letter of credit issued by a client. In the event that the client defaults on payments owed to a supplier, and the supplier draws upon the letter of credit for payment, the Company may be called upon to reimburse the amounts drawn up to a maximum of US$3,000,000. This guarantee is in effect until October 2005. As at June 30, 2005, no amount has been drawn upon the letter of credit and no amount has been accrued in the consolidated balance sheets relating to this guarantee.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 11 — Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US generally accepted accounting principles (“GAAP”) affecting the Company’s consolidated financial statements are detailed in the table below. The Company’s most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and US GAAP applicable as at September 30, 2004.

	Three months ended June 30		Nine months ended June 30
	2005	2004	2005	2004
Reconciliation of net earnings		$		$
Net earnings - Canadian GAAP	57,759	52,959	160,696	141,132
Adjustments for:
Stock-based compensation (a)	4,748	7,940	15,454	19,995
Capitalized software	(190)	(191)	(506)	(573)
Warrants	351	351	1,053	1,053
Unearned compensation	-	(68)	-	(794)
Leases	(154)	(309)	(462)	(927)
Net earnings - US GAAP	62,514	60,682	176,235	159,886
Other comprehensive income:
Foreign currency translation adjustment	7,997	3,846	(26,009)	(2,138)
Comprehensive income	70,511	64,528	150,226	157,748
Basic and diluted earnings per share - US GAAP	0.14	0.14	0.40	0.39
	As at June 30, 2005		As at September 30, 2004
Reconciliation of shareholders' equity		$		$
Shareholders' equity - Canadian GAAP		2,538,772		2,461,862
Adjustments for:
Stock-based compensation (a)		53,311		37,857
Capitalized software		(6,093)		(5,587)
Warrants		(6,832)		(7,885)
Unearned compensation		(3,694)		(3,694)
Leases		(3,673)		(3,211)
Integration costs		(6,606)		(6,606)
Goodwill		28,078		28,078
Adjustment for change in accounting policy		9,715		9,715
Shareholders' equity - US GAAP		2,602,978		2,510,529

(a) Stock-based compensation

Under Canadian GAAP, stock-based employee compensation was accounted for using the fair value-based method beginning October 1, 2004 as required by CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under US GAAP, the Statement of Financial Accounting Board (SFAS) No. 123 (revised 2004), Share-Based Payment, does not require adoption of this standard until fiscal years beginning on or after June 15, 2005. Rather, SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, requires pro-forma disclosure of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123, Accounting for Stock-Based Compensation, was adopted. For the three and nine months ended June 30, 2005, pro-forma net earnings and pro-forma basic and diluted earnings per share under US GAAP are $57,766,000 and $0.13 and $160,781,000 and $0.36, respectively ($52,742,000 and $0.12 and $139,891,000 and $0.34, respectively, for the three and nine months ended June 30, 2004).